MKDWELL Tech Inc. 1F, No. 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan	Cetus Capital Acquisition Corp. Floor 3, No. 6, Lane 99 Zhengda Second Street, Wenshan District 11602 Taipei, Taiwan, R.O.C.

Date: May 28, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Eiko Yaoita Pyles Anne McConnell Jenny O’Shanick Evan Ewing

Re:	MKDWELL Tech Inc.
Amendment No. 2 to Registration Statement on Form F-4 Filed May 2, 2024
File No. 333-277785

Ladies and Gentlemen:

MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), together with Cetus Capital Acquisition Corp. (“Cetus Capital”), hereby submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated May 15, 2024 on the Company’s Registration Statement on Form F-4 previously filed on May 2, 2024.

Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form F-4 (the “Revised Registration Statement”) publicly with the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4

Proposal No. 1 The Business Combination Proposal

Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion September 2023 Projections, page 89

1.	Please revise to confirm whether the September 2023 projections still reflect management’s views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.

Response: The Company and Cetus Capital respectfully submit that the “March 2023 Projections” were prepared in March 2023, on the basis of which the equity valuation of MKD was agreed upon between Cetus Capital and MKD. This formed the basis of the Aggregate Merger Consideration of $230,000,000 in the Business Combination Agreement which was entered into on June 20, 2023. Subsequently, prior to the submission to the Commission of the first draft registration statement on Form F-4, Cetus Capital and MKD updated the projections and prepared the projections titled “September 2023 Projections.” The “September 2023 Projections” were prepared and finalized in September 2023 with a view to completing the Business Combination as soon as possible, but subject to the Commission’s review of the Form F-4 registration statement. As at the date of this letter, Cetus Capital and MKD have included the financial results of both Cetus Capital and MKD BVI for the financial year ended December 31, 2023 in the Revised Registration Statement.

Cetus Capital’s management and board of directors confirm that the September 2023 Projections (financial forecasts for FY2024-FY2027) still reflect their views on future performance, and thus that they believe that such projections can still be relied upon and that it is not necessary to obtain updated projections at this time.

Please refer to the revised disclosures in the section “September 2023 Projections”, which provides further details regarding the foregoing determinations.

Please also refer to the revised disclosures titled “Risk Factors—The Combined Company’s operating and financial results projections relies in large part upon assumptions and analyses performed by Cetus Capital and MKD. If these assumptions or analyses prove to be incorrect, the Combined Company’s actual operating results may be materially different from forecasted results.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MKD

Major Factors Affecting Our Results of Operations, page 121

2.	We note that you removed disclosures related to your supply chain and demand for camper vans, which were added in response to prior comments. Please advise or revise.

Response: Please refer to the revised section “Major Factors Affecting Our Results of Operations.”

Unaudited Pro Forma Condensed Combined Financial Information, page 143

3.	Your disclosure, under the heading “Assuming the NTA Amendment Proposal is not approved and holders of 1,409,540 Cetus Capital Public Shares exercise their redemption rights” on page 144, states that $5,000,001 will be left in the trust account under scenario 2; however, your disclosures elsewhere in the filing state that this scenario will leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account. Please correct this inconsistency. This comment is also applicable to disclosures on pages 7 and 15 that refer to $5,00,001 being left in the trust account.

Response: Please refer to the revised disclosures in the Revised Registration Statement.

Pro Forma Combined Condensed Statement of Operations, page 146

4.	Please correct the inconsistencies in the historical weighted average share and loss per share disclosures for MKD BVI on pages 146 and 25 to correspond to amounts presented in the audited financial statements on page F-24.

Response: Please refer to the revised disclosures in the Revised Registration Statement.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 148

5.	Your disclosure states that adjustment (4) reflects the contribution of all the share capital in MKD BVI to Cetus Capital; however, your disclosures elsewhere in the filing indicate that both MKD BVI shares and Cetus Capital shares will be exchanged for PubCo shares at Closing, and that MKD BVI and Cetus Capital will become wholly-owned subsidiaries of PubCo. Please correct this inconsistency.

Response: Please refer to the revised disclosures in the Revised Registration Statement.

Index to Financial Statements, page F-1

6.	Please provide updated interim financial statements and related financial disclosures for Cetus Capital throughout the filing, including MD&A, to the extent required by Rule 8-08 of Regulation S-X.

Response: Please refer to the revised disclosures in the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact Huan Lou, Esq. (hlou@srfc.law or (646) 810-2187) or David Manno, Esq. (dmanno@srfc.law or (212) 981-6772) of Sichenzia Ross Ference Carmel LLP, attorneys for MKDWELL Tech Inc., and Michael T. Campoli, Esq. (mcampoli@pryorcashman.com or (212) 326-0468) or Elizabeth F. Chen, Esq. (echen@pryorcashman.com or (212) 326-0199), attorneys for Cetus Capital Acquisition Corp.

Thank you for your time and attention.

Very truly yours,

/s/ Ming-Chia Huang
Ming-Chia Huang
On behalf of MKDWELL Tech Inc.

/s/ Chung-Yi Sun
Chung-Yi Sun
On behalf of Cetus Capital Acquisition Corp.